KWESST awarded contract to pilot situational awareness app for Canadian Red Cross, Company to present KWESST LightningTM to Canadian Association of Chiefs of Police

  KWESST LightningTM  SaaS app to be incorporated into pilot project in support of Red Cross disaster relief operations
  KWESST to present LightningTM  app at Canadian Association of Chiefs of Police

OTTAWA, May 17, 2024 - KWESST Micro Systems Inc. (TSXV: KWE, KWE.WT.U) (NASDAQ: KWE )("KWESST" or the "Company") today announced that it has been awarded a contract with its teaming partner CounterCrisis Tech ("CCT") for a proof of concept project (the "Project") to provide a situational awareness app in support of Canadian Red Cross ("CRC") emergency and disaster relief operations.  The Project is to commence at the end of May and be completed by October 2024.

KWESST previously teamed with CCT on a similar project for Public Safety Canada in support of Ground Search And Rescue ("GSAR") operations.  The new CRC contract is by way of subcontract to KWESST from CCT, with a value of approximately CAD $100,000 to KWESST.

"We're pleased to again be teaming with CCT on a small but important pathfinding pilot, this time for Canada's premier disaster relief agency," said  Sean Homuth, President and CEO of KWESST.  "The Canadian Red Cross plays a vital role in assisting victims of natural disasters, including wildfires, and needs the same kind of real-time situational awareness on the ground during operations that we've developed for law enforcement agencies with our KWESST LightningTM app.  Under our go-to-market teaming agreement, CCT provides its "IC4W" command and control app and we provide our KWESST LightningTM situational awareness app for front-line responders."  The KWESST LightningTM app also facilitates interoperability between different responding organizations on the ground in any critical incident and comes enabled with the Team Awareness Kit ("TAK") family of products developed by the U.S. government for data sharing between responders on standard smart devices.

The Company noted that one of the Project goals is a proof of concept of KWESST LightningTM under a Software as a Service (SaaS) model where users pay an ongoing subscription fee, the same model KWESST is introducing to law enforcement agencies later this year.  In a related development, the Company reported that it has just agreed to be a presenting speaker at the Canadian Association of Chiefs of Police ("CACP") conference on situational awareness and interoperability, February, 2025 in Toronto.

Mr. Homuth concluded, "We're excited at the commercial validation this CRC contract represents for KWESST LightningTM."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "foresees", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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